Exhibit 99.1

21Vianet Strengthens Senior Leadership Team

BEIJING, October 28, 2020 — 21Vianet Group, Inc. (“21Vianet” or the “Company”) (NASDAQ: VNET), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced that its Board of Directors has approved several promotions to strengthen its senior leadership team to further enable 21Vianet’s continued growth.

At the recommendation of the Company’s Founder and Executive Chairman Josh Sheng Chen, the Company has appointed the following three senior executives as Chief Executive Officers for the Company’s different business units:

•                  Samuel Yuan-Ching Shen, currently serving as Executive Chairman of the Retail IDC business group, will also assume the role of Group CEO;

•                  Alvin Shiqi Wang, currently Group CEO and President, will become Wholesale IDC business group CEO;

•                  Chunfeng Cai, currently the Company’s Chief Operating Officer, will also assume the role of Retail IDC business group CEO.

“I’m pleased to announce our plan to further strengthen our senior leadership team to drive our dual-core strategy addressing both wholesale and retail IDC markets,” said Mr. Josh Chen. “Our recent growth in both areas of the business and aggressive three-year growth plan require us to evolve as an organization. By appointing a leadership team with cross-functional expertise, we are well positioned to make our vision a reality.”

“Each executive brings valuable strengths which will contribute directly to the overall growth of the Company and help us achieve the goals outlined in our three-year growth plan,” Mr. Chen continued. “Samuel Shen, with years of experience in cloud computing, edge computing and data centers, joins us from the helms of leading international cloud service providers and will continue to elevate our technical capabilities and integrate our business groups. Alvin Wang has deep expertise in the wholesale sector and has been driving our successful acquisition and servicing of leading cloud customers. Finally, Chunfeng Cai’s long tenure with 21Vianet across both business groups will continue to grow our Retail IDC business group and build additional value added service offerings.”

The appointments are effective January 1, 2021, with each leadership team member assuming their roles on a rotating basis in close coordination with Executive Chairman Josh Chen.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission( the “SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com